October 21, 2010

VIA EDGAR & FACSIMILE @ (202) 772-9361

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549
Mail Stop 4720
Attn: Scott Anderegg

RE:	Shades Holdings, Inc.
Registration Statement (Form S-1)
Filed July 16, 2010
File No. 333-168139

Dear Mr. Anderegg:

Shades Holdings, Inc. (the “Company”), in its capacity as the registrant under the above-captioned registration statement, hereby requests that the effective date of its registration statement, as filed with the Securities and Exchange Commission (the “Commission”) on July 16, 2010 and amended on September 21, 2010, October 8, 2010 and October 20, 2010, be accelerated to Friday, October 22, 2010 at 10:00 a.m., Eastern Standard Time, or as soon as possible thereafter.

In submitting this request for acceleration, the Company acknowledges that:

▪	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (813) 454-0130 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 224-9255.

Sincerely,

/s/ Sean M. Lyons
Sean M. Lyons
Chief Executive Officer (Principal Executive Officer)

cc:	Joseph A. Probasco, Esq.
Bush Ross, P.A.

Michael G. Campbell, CPA
Meeks International, LLP